January 29, 2025

Brett Urban
Chief Financial Officer
BrightView Holdings, Inc.
980 Jolly Road
Blue Bell, PA 19422

       Re: BrightView Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2024
           Form 8-K dated November 13, 2024
           File No. 001-38579
Dear Brett Urban:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 42

1. Refer to your presentation of "Free Cash Flow" throughout the filing. Since free cash flow is typically calculated as cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures, and your calculation includes an additional adjustment, please revise your computation accordingly or revise the title of this measure to be "adjusted free cash flow". Refer to Question
       102.07 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please also apply this comment to your earnings release presentation
       on future Form 8-K.
 January 29, 2025
Page 2
2. We see that adjusted EBITDA and adjusted net income include a non-GAAP adjustment for "Business transformation and integration costs" of $44 million, which
       is comprised primarily of severance and related costs of $16.6 million and IT infrastructure, transformation, and other of $28 million. With a view towards understanding how the non-GAAP adjustment complies with Question 100.01 of the
       Non-GAAP Financial Measures Compliance & Disclosure Interpretations, please respond to the following comments:

             Further elaborate on the nature and composition of the severance and related costs, including why you believe that the One Brightview initiative and CEO transition are not normal, recurring, cash operating expenses necessary to operate your business.
             Please describe in detail, the nature and composition of the transformation and integration activities. If it includes multiple items, provide us with a quantitative breakdown of each category of costs for each period presented. As part of your response, explain your consideration of whether these transformation and integration costs represent normal, recurring, cash operating expenses necessary to operate your business.
Consolidated Financial Statements for the fiscal year ended September 30, 2024
15. Segments, page F-29

3. Revise future filings to reconcile the total of the reportable segments' measures of profit or loss to your consolidated income before income taxes and discontinued
       operations, in accordance with ASC 280-10-50-30(b).
Form 8-K dated November 13, 2024
Exhibit 99.1
Fiscal 2024 Results - Total BrightView, Total BrightView - Operating Highlights, page 2

4. We see that you discuss changes in adjusted EBITDA for Total BrightView without discussing the reasons for the changes in the related GAAP measure for the period. In future filings, please revise to include a similar discussion and analysis of the comparable GAAP measure in a location with equal or greater prominence. Reference
       Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP
       Financial Measures Compliance & Disclosure Interpretations.
 January 29, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services